Exhibit (a)(11)

FOR IMMEDIATE RELEASE

ISSUED ON BEHALF OF REED INTERNATIONAL  PLC and ELSEVIER NV

                REED ELSEVIER INC EXTENDS HARCOURT TENDER OFFER

NEW YORK (February 7, 2001) Reed Elsevier Inc. ("Reed Elsevier") today announced an extension of the expiration date of its tender offer for all outstanding shares of common stock, par value $1.00 per share and all outstanding shares of series A cumulative convertible stock, par value $1.00 per share of Harcourt General, Inc. (NYSE: H) from 12:00 midnight, New York City time on Thursday, February 8, 2001 until 12:00 midnight, New York City time on Wednesday, February 28, 2001.

The offer is being extended to accommodate the regulatory review processes and the offer may be further extended in due course. The transaction is expected to be completed in the first quarter of 2001, subject to the regulatory review.

Reed Elsevier has been advised by Citibank, N.A., the Depositary for the tender offer, that as of the close of business on February 6, 2001, approximately 24,549,715 shares of common stock of Harcourt General, Inc. and approximately 524,815 shares of series A cumulative convertible stock had been validly tendered and not withdrawn pursuant to the offer.

For further information, please contact MacKenzie Partners, Inc., the Information Agent for the tender offer, at (800) 322-2885.